7733 Forsyth Blvd., Suite 800	Phone: 314.854-8000
St. Louis, MO 63105	Fax: 314/854-8001

www.Belden.com
August 20, 2010
Via EDGAR and Facsimile (703/813-6968)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Rufus Decker

	Re:	Belden Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the period ended April 4, 2010
Form 8-K filed April 29, 2010
Definitive Proxy Statement on Schedule 14A filed April 7, 2010
File No. 1-12561
Dear Mr. Decker:
In this letter, we have included Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission dated July 23, 2010. Set forth below are the Staff’s comments, in bold, together with our responses. All references to page numbers in this letter correspond to pagination in the filings referenced above.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates, page 29
1.	We note from your disclosures on page 58 that you recognized goodwill impairment charges of $433 million during 2008. In order to help us better understand your impairment policies please show us how you will revise your future filings to explain how you have determined your reporting units for purposes of goodwill and long-lived asset impairment testing. Please also tell us if any of your reporting units had estimated fair values that were not substantially in excess of their carrying values as of December 31, 2009 (or the most recent impairment testing date).

Response:
Our most recent impairment test was performed as of November 22, 2009. We determined that none of our goodwill was impaired during 2009. The fair values of our reporting units were substantially in excess of the carrying values as of November 22, 2009, except for one recently acquired reporting unit.

Securities and Exchange Commission
August 20, 2010

In future Form 10-K filings, we will provide a discussion within critical accounting policies of how we have determined our reporting units for purposes of goodwill and long-lived asset impairment testing.

Such disclosure will appear substantially as follows, with any appropriate updates:
We do not amortize goodwill, but test it at least annually for impairment at the reporting unit level. A reporting unit is an operating segment, or a business one level below an operating segment (the component level) if discrete financial information for that business is prepared and regularly reviewed by segment management. However, components within an operating segment are aggregated as a single reporting unit if they have similar economic characteristics. We determined that each of our reportable segments (Americas, EMEA, Asia Pacific, and Wireless) represents an operating segment. Within those operating segments, we have identified reporting units based on whether there is discrete financial information prepared that is regularly reviewed by segment management. As a result of this evaluation, we have identified 5 reporting units within Americas, 4 reporting units within EMEA, 3 reporting units within Asia Pacific, and 1 reporting unit within Wireless.

For purposes of impairment testing of long-lived assets, we have identified asset groups at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.
2.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total stockholders’ equity, please revise your future filings to provide the following disclosures for each of these reporting units:
•	Indentify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A discussion of the uncertainty associated with the key assumptions;

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:
In future Form 10-K filings, we will provide a discussion within critical accounting policies in the event that the estimated fair values of any of our reporting units are not substantially in excess of their carrying values as of our most recent impairment test. We will provide similar disclosure for

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August 20, 2010

any long-lived assets or asset groups in the event that we determine the fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact our operating results or total stockholders’ equity.

Disclosure for reporting units where the estimated fair value does not substantially exceed the carrying value will appear substantially as follows, with any appropriate updates:
We perform annual impairment tests of goodwill during the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. We determined that none of our goodwill was impaired during 20XX. Except as noted below, the fair values of our reporting units were substantially in excess of the carrying values as of November xx, 20XX, the most recent impairment testing date.

Based on the results of our most recent impairment test, the fair value of a reporting unit exceeded its carrying value by less than XX%. As of December 31, 20XX, the goodwill allocated to the reporting unit was approximately $XX million. The assumptions used to estimate fair value were based on the past performance of the reporting unit as well as the projections incorporated in our current operating plans. Significant assumptions and estimates included in our current operating plans were associated with sales growth, profitability, and related cash flows, along with cash flows associated with taxes and capital spending. The discount rate used to estimate fair value was risk adjusted in consideration of the economic conditions in effect at the time of the impairment test. We also considered assumptions that market participants may use. By their nature, these projections and assumptions are uncertain. Potential events and circumstances that could have an adverse effect on our assumptions include the potential inability to grow the revenues and achieve the results of our strategic plan.

In addition to the assumptions discussed above, the relationship between the fair value of a reporting unit and the carrying value of a reporting unit is also influenced by the length of time that has passed since the reporting unit was acquired. Upon acquisition, the carrying value of a reporting unit is identical to its fair value. As such, the fair value of a recently acquired reporting unit is not substantially in excess of its carrying value, as a general matter.
Consolidated Financial Statements
Consolidated Statements of Operations, page 36
3.	Please revise your future filings here and elsewhere as appropriate to disclose goodwill impairment charges in a separate line item apart from other impairment charges. Please refer to ASC 350-20-45.

Response:
In future filings, we will disclose goodwill impairment charges in a separate line item apart from other impairment charges.
Note 2—Summary of Significant Accounting Policies, page 40
4.	Please revise your accounting policy footnote in future filings to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your

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August 20, 2010

statements of operations and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of depreciation and amortization shown separately below).” Please also remove any references in future filings to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Response:
In future Form 10-K filings, we will revise our accounting policy footnote to indicate that we include an allocation of our depreciation expense to cost of sales. Such disclosure will appear substantially as follows, with any appropriate updates:
Depreciation expense is included in costs of sales, selling, general and administrative expenses, and research and development expenses in the Consolidated Statements of Operations based on the specific categorization and use of the underlying assets being depreciated.
5.	We note from Exhibit 21.1 to your filing, that you have several subsidiaries. It is unclear if any of these are less than wholly owned subsidiaries and therefore, if you had any noncontrolling interests during the periods presented. If you did have any noncontrolling interests, please tell us how you considered providing the disclosures required by ASC 810-1-50.

Response:
We had no noncontrolling interests during the periods presented. Each entity listed on Exhibit 21.1 was either a wholly-owned and consolidated subsidiary, or it was accounted for under the equity method of accounting. Therefore, the noncontrolling interest disclosures under ASC 810-1-50 are not applicable.
Note 13—Income Taxes, page 62
6.	In light of your history of operating losses over the past two years, please revise your filing to more fully explain how you assessed the realizability of your deferred tax assets as of December 31, 2009. In particular, please show us how you will expand your future filing disclosures both here and in MD&A to:
•	Describe both the positive and negative evidence you considered in determining that you would be able to generate sufficient levels of income in the United States to realize substantially all of your deferred income taxes not covered by valuation allowances. Please disclose how the evidence was weighted;

•	Discuss any significant estimates and assumptions used in your analysis;

•	Disclose the amount of pre-tax income that you need to generate to realize the portion of deferred tax assets not covered by valuation allowances;

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August 20, 2010

•	Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and

•	Disclose if the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.
Please refer to paragraphs 16-25 of ASC 740-10-30.
Response:
In assessing the realizability of our deferred tax assets, including net operating losses, we appropriately weighed all available evidence, both positive and negative. Such positive evidence included an assessment of the sources of taxable income as outlined in ASC 740-10-30-18, including carryback capacity, reversals of existing taxable temporary differences, tax planning strategies, and future taxable income projections. We also considered negative evidence, such as our losses from continuing operations before income taxes for the years ended December 31, 2009 and 2008. However, the losses from continuing operations before income taxes recognized in those periods were primarily due to charges not recognized for tax purposes (e.g., goodwill impairment charges in 2008), resulting in positive taxable income for those years. Furthermore, as of December 31, 2009, our domestic net operating loss carryforward is nearly all attributable to losses obtained in conjunction with the acquisition of Trapeze Networks, Inc. in 2008 (as discussed in Note 3 to the 2009 Consolidated Financial Statements). Finally, we have never had a net operating loss or tax credit carryforward expire un-utilized in our history.

In future Form 10-K filings, we will expand our disclosure within MD&A regarding the realizability of our deferred tax assets. Such disclosure will appear substantially as follows, with any appropriate updates:
We have net operating loss carryforwards in the United States, largely attributable to net operating losses acquired with the 2008 acquisition of Trapeze Networks, Inc. We believe, based on the weight of all available evidence, that it is more likely than not that we will generate sufficient taxable income in the future to realize the domestic net operating losses before they expire. We considered the weight of all available evidence, both positive and negative, in assessing the realizability of the deferred tax assets associated with net operating losses. We considered the reversals of existing domestic taxable temporary differences as well as projections of future taxable income. We considered the future reversals of existing domestic taxable temporary differences to the extent they were of the same character as the temporary differences giving rise to the deferred tax assets. We also considered whether the future reversals of existing domestic taxable temporary differences will occur in the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets. Based on our internal projections of taxable income, we expect to generate more than the minimum level of domestic income necessary in each year in order to fully utilize the net operating loss within the carry forward period. The assumptions utilized to estimate our future taxable income are consistent with those assumptions utilized for purposes of testing goodwill for impairment.

Securities and Exchange Commission
August 20, 2010

In future Form 10-K filings, we will expand our disclosure within the Notes to the Consolidated Financial Statements regarding the realizability of our deferred tax assets. Such disclosure will appear substantially as follows, with any appropriate updates:
Based on the weight of all available evidence, both positive and negative, we expect to fully utilize our United States net operating loss carryforwards and tax credits within the respective expiration periods.
Note 14—Pension and Other Postretirement Benefits, page 64
7.	Please tell us how you considered ASC 715-20-50-4 in deciding to aggregate your disclosures about pension plans and other postretirement benefit plans outside the United States with those for the plans inside the United States. In particular, please tell us how you considered the significance of benefit obligations for the plans outside the United States relative to your total benefit obligations for all plans. Please also tell us how you considered any differences between assumptions used for your plans outside the United States compared to plans inside the United States.

Response:
ASC 715-20-50-4 states that “A U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the United States with those for U.S. plans unless the benefit obligations of the plans outside the United States are significant relative to the total benefit obligation and those plans use significantly different assumptions.” (Emphasis added.)

Our benefit obligations for plans outside of the United States are significant relative to our total benefit obligations for all plans. However, the assumptions used for the plans outside the United States are not significantly different from the assumptions used for plans inside the United States. As a result, both conditions in the “unless” clause are not met, and we believe it is appropriate to present the disclosures related to pension plans and other postretirement benefit plans inside and outside the United States on a combined basis.

We sponsor five defined benefit pension plans: a Canadian Managerial Plan, a Canadian Negotiated Plan, a German Plan, a UK Plan, and a U.S. Plan. We also sponsor two post-retirement benefit plans: a Canadian Plan and a U.S. Plan. We determined that the assumptions are not significantly different for those plans within the United States as compared to those outside of the United States. For example, the assumptions regarding increases to future compensation and health care costs are identical for all plans, both those within the United States and those outside of the United States. The estimated discount rate for the plans ranges from 5.00% to 5.75% for the defined pension plans, and from 5.25% to 5.50% for the other post-retirement benefit plans. In addition, the rate of return on plan assets is identical for the U.S. Plan and the Canadian Managerial Plan, and it is identical for the Canadian Negotiated Plan and the UK Plan. We believe the ranges of discount rates and rates of return on plan assets, in the aggregate, result in assumptions that are not significantly different between the U.S. and non-U.S. plans.
8.	Please show us how you will revise your future filings to disclose your pension plan assets at a more disaggregated level. For example, equity securities by industry type, investment company size or investment objective. Please refer to ASC 715-20-50-1(d)(5).

Response:
In future Form 10-K filings, we will disclose our pension plan assets at a more disaggregated level. Such disclosure will appear substantially as follows, with any appropriate updates:

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August 20, 2010

          The following table presents the fair values of the pension plan assets by asset category.

		Quoted Prices
		in Active
	Fair Market	Markets for	Significant	Significant
	Value at	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
		(In thousands)
Asset Category:

Equity securities(a)
Large-Cap Fund	$73,515	$—	$73,515	$—
Mid-Cap Fund	9,402		9,402
Small-Cap Fund	7,475		7,475

Debt securities(b)
Government Bond Fund	18,905	—	18,905	—
Corporate Bond Fund	16,536	—	16,536	—

Fixed Income Fund(c)	17,622	—	17,622	—

Cash & Equivalents	36	36	—	—

Total	$143,491	$36	$143,455	$—

(a)	This category includes investments in actively managed and indexed investment funds that invest in a diversified pool of equity securities of companies located in the United States, Canada, Western Europe and other developed countries throughout the world. The funds are valued using the net asset value method in which an average of the market prices for the underling investments is used to value the fund.

(b)	This category includes investments in investment funds that invest in U.S. treasuries, other national, state and local government bonds, and corporate bonds of highly rated companies from diversified industries. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.

(c)	This category includes guaranteed insurance contracts.
Exhibits and Financial Statement Schedules, page 85
9.	We note that you have not filed on EDGAR the schedules to the Credit Agreement (Exhibit 10.41). We also note that you incorporate this agreement by reference to a Form 8-K filed on January 27, 2006. Please amend this Form 8-K to file a complete, executed copy of this agreement, including all schedules.

Response:
On August 10, 2010, we filed an amended Form 8-K to include all schedules to the Credit Agreement.

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August 20, 2010

FORM 10-Q FOR THE PERIOD ENDED APRIL 4, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Wireless Segment, page 24
10.	Please show us how you will revise your future fillings to more fully explain the impact that the early adoption of the new guidance on revenue recognition had upon revenue, operating losses, liquidity, and financial position for both the Wireless Segment and the Company as a whole. For example, it appears that the Wireless Segment’s operating losses were reduced by nearly 40% from $5.3 million to $3.2 million during the first quarter of 2010. Your revised disclosures should address the expected impact to both your future quarterly and annual results and explain how long you expect the adoption of this new guidance to impact your financial statements. We note your disclosure on page 25 of your Form 10-K for the year ended December 31, 2009 that you expected deferred revenue and deferred cost of sales to be amortized over periods ranging from one to three years. Your revised MD&A disclosures should also address the impact early adoption is expected to have on the recognition period of your deferred revenue and deferred cost of sales.

Response:
In future filings, we will revise our discussion of the impact that the adoption of the new guidance on revenue recognition had upon the Wireless Segment and the Company as a whole. Such disclosure will appear substantially as follows, with any appropriate updates:
We expect that the Wireless segment operating loss will continue to be positively impacted by the adoption of the new revenue recognition guidance for the remainder of fiscal year 2010. We expect the positive impact for our fiscal third and fourth quarters to be similar to the impact experienced in the first two quarters of 2010. We do not expect that the impact of the new revenue recognition guidance will be significant in periods beyond 2010, as the recognition period of our deferred revenue and deferred cost of sales for the majority of our arrangements is one year. However, the recognition period can range up to three years in some instances.
Liquidity and Capital Resources, page 25
11.	Please show us how you will revise your future filings to provide more robust explanations for the underlying reasons behind changes in your operating cash flows. For example, you disclose on page 26 that the unfavorable change in operating cash flows was due to higher inventory levels and higher accounts receivable levels but the reasons for the changes in inventory and account receivable levels are not clear.

Response:
In future filings, we will provide more robust explanations for the underlying reasons behind changes in operating cash flows. Such disclosure will appear substantially as follows, with any appropriate updates:
Net cash provided by operating activities, decreased by $63.8 million in the six month period ended July 4, 2010 from the comparable period in 2009. The most significant factor generating the decrease was the change in operating assets and liabilities. For the six month period ended July 4, 2010, the change in operating assets and liabilities was a use of cash of $57.5 million, as compared to a source of cash of $34.4 million in the comparable period of 2009. An increase in accounts receivable represented the largest unfavorable change in operating assets and liabilities

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August 20, 2010

compared to the prior year. Accounts receivable were a use of cash for the period due to the 23% increase in revenues year-over-year. While accounts receivable increased consistent with the revenue growth, our days’ sales outstanding improved from 65 days’ sales outstanding as of June 28, 2009 to 62 days’ sales outstanding as of July 4, 2010. We calculate days’ sales outstanding by dividing accounts receivable as of the end of the quarter by the average daily revenues recognized during the quarter. We also experienced an unfavorable change in inventories compared to the prior year,. While inventories were a use of cash for the period due to the increase in revenues year-over-year, our inventory turns improved from 6.1 turns as of June 28, 2009 to 7.8 turns as of July 4, 2010. We calculate inventory turns by dividing annualized cost of sales for the quarter by the inventory balance at the end of the quarter. The impact of the unfavorable change in operating assets and liabilities was partially offset by the increase in net income from the prior year.
FORM 8-K FILED APRIL 29, 2010
Exhibit 99.1
12.	Please show us how you will revise your reconciliation of GAAP measures to adjusted operating measures in future filings to more clearly indicate which adjustments affect each adjusted measure presented. For example, you indicate below the table that adjustments for the three months ended December 31, 2009 include revenue deferrals of $1.2 million but adjustments of $1.7 million are displayed in the revenues line item of the table. It is unclear why these amounts are different or what other adjustments may be affecting the amount of adjusted revenues presented. Please also revise to specifically indicate that the adjusted results represent non-GAAP financial measures. Refer to Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i) for additional relevant guidance for presenting non-GAAP measures in Item 2.02 Form 8-Ks.

Response:
In future filings, we will revise our reconciliation of GAAP measures to adjusted operating measures. We will tabularly reconcile the GAAP to non-GAAP information in a manner that shows each adjustment and appropriately foots. In addition, we will specifically indicate that the adjusted results represent non-GAAP financial measures. Such reconciliation will appear substantially as follows, with any appropriate updates:

Securities and Exchange Commission
August 20, 2010

BELDEN INC.
RECONCILIATION OF NON-GAAP MEASURES
(Unaudited)
In addition to reporting financial results in accordance with accounting principles generally accepted in the United States, we provide non-GAAP operating results adjusted for certain items including goodwill and other asset impairment, purchase accounting effects related to acquisitions, revenue and cost of sales deferrals related to our Wireless segment, severance charges, accelerated depreciation, gains (losses) recognized on the disposal of tangible assets, and other costs. We utilize the non-GAAP results to review our ongoing operations without the effect of these adjustments and for comparison to budgeted operating results. We believe the non-GAAP results are useful to investors because they help them compare our results to previous periods and provide insights into underlying trends in the business. Non-GAAP results should be considered only in conjunction with results reported according to accounting principles generally accepted in the United States.

	Three Months Ended December 31,		Year Ended December 31,
	2009	2008	2009	2008
	(In thousands, except percentages and per share amounts)
GAAP revenues	$387,770	$417,267	$1,415,262	$2,005,890
Deferred revenue adjustments	1,721	9,545	2,564	18,266

Non-GAAP revenues	$389,491	$426,812	$1,417,826	$2,024,156

GAAP operating income (loss)	$16,579	$(482,382)	$1,641	$(342,188)
Severance and other restructuring related costs	11,222	27,803	54,022	43,235
Accelerated depreciation	1,698	—	2,589	715
Asset impairment	1,575	30,453	27,751	42,755
Deferred gross profit adjustments	1,199	5,754	1,528	11,432
Goodwill impairment	—	433,737	—	433,737
Loss on sale of assets	—	3,216	17,184	4,567
Purchase accounting effects related to acquisitions	751	365	751	2,240

Total operating income adjustments	16,445	501,328	103,825	538,681

Non-GAAP operating income	$33,024	$18,946	$105,466	$196,493

Non-GAAP operating income as a percent of non-GAAP revenues	8.5%	4.4%	7.4%	9.7%

GAAP income (loss) from continuing operations	$21,311	$(448,050)	$(23,505)	$(361,826)
Operating income adjustments	16,445	501,328	103,825	538,681
Fees incurred to amend credit facility	—	—	1,541	—
Non-cash interest expense on convertible debt	—	—	—	1,247
Interest related to a tax audit	—	—	—	1,874
Tax effect of adjustments	(19,323)	(41,042)	(27,434)	(52,906)

Non-GAAP income from continuing operations	$18,433	$12,236	$54,427	$127,070

GAAP income (loss) from continuing operations per diluted share	$0.45	$(9.64)	$(0.50)	$(8.10)
Non-GAAP income from continuing operations per diluted share	$0.39	$0.26	$1.16	$2.68

GAAP diluted weighted average shares	47,315	46,488	46,594	44,692
Adjustment for anti-dilutive shares that are dilutive under non-GAAP measures	—	340	405	2,740

Non-GAAP diluted weighted average shares	47,315	46,828	46,999	47,432
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 7, 2010
Executive Compensation
Role of Compensation Consultant, page 22
13.	With a view toward future disclosure, please tell us who made the decision to engage the compensation consultant with respect to the other services and whether the compensation committee or the board approved such other services. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Securities and Exchange Commission
August 20, 2010

Response:
Our Chief Financial Officer, Director of Tax, Director of Financial Planning & Analysis and Internal Controls, and the finance heads of our Asian, North American and EMEA operations approved Deloitte to perform the other services noted in the proxy statement based on the scope of their respective authority. As the other services were not related to executive compensation, they were not approved by the Board or the Compensation Committee.
Annual Performance-Based Cash Incentive Awards, page 26
14.	With a view toward future disclosure, please tell us how you calculated the Financial Factors for each named executive officer.

Response:
Please see Exhibit A attached hereto for an explanation of the calculations of the Financial Factors for each named executive officer. In future proxy statements, we will expand our disclosure of the calculation details of the financial factors.
Personal Performance Factor, page 31
15.	We note your disclosure related to how a named executive officer’s personal performance factor may impact the size of such officer’s annual incentive bonus. We also note your disclosure about Mr. Stroup’s personal goals, including disclosure in the second paragraph of the “Chief Executive Officer Compensation” discussion on page 35. However, you do not appear to have provided similar disclosure about what the personal goals were for the other named executive officers, nor do you provide qualitative disclosure of the compensation committee’s assessment of each named executive officer’s individual performance and the reasons behind the committee’s conclusions relating to each named executive officer’s achieved level of personal performance factor. To the extent that the compensation committee’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer’s personal goals by also indentifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K. Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight of how qualitative inputs are translated into objective pay determinations. Further, in future filings please disclose the Personal Performance Factor for each named executive officer, rather than provide a range for all named executive officers.

Response:
Each named executive officer establishes annual personal performance objectives. In the case of the CEO, the objectives are agreed upon between the CEO and the independent directors; in the case of the remaining NEOs, the objectives are agreed upon between the NEO and the CEO. At the end of the year, the parties measure progress relative to the objectives. The Committee, with respect to the CEO, and the CEO, with respect to the other NEOs, scores each NEO on a scale of 0.5 to 1.5 (0.8 to

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August 20, 2010

1.2 in the case of the CEO), which we refer to as the NEO’s Personal Performance Factor or PPF. The personal performance goals reflected in the PPF measure the attainment of short and long-term goals that often are in furtherance of achieving objectives set out in our three-year strategic plan. Personal performance goals can be qualitative in nature and the determination of the NEO’s degree of attainment of them generally requires the judgment of the evaluation supervisor (i.e., the independent directors with respect to the CEO and the CEO with respect to the other NEOs).

We do not disclose each NEO’s complete list of personal performance objectives and accomplishments relative to those objectives. We understand that shareholders should have an understanding of how NEO’s individual performance affected their compensation, and will provide additional summary information on our NEO’s accomplishments with respect to their objectives in future filings. But, we believe having executive performance reviews aired in a public forum through a detailed disclosure of such information would be inappropriate and detrimental to shareholders interests since it could lead to disclosure of sensitive competitive information, violate reasonable expectations of employee privacy, and eliminate candor in the evaluation process.
Performance-Based Equity Awards
LTI Value Matrix, page 33
16.	In future filings please disclose the Target LTI for each named executive officer.

Response:
In future proxy statements, we will disclose the Target LTI for each named executive officer.
17.	With a view towards future disclosure, please tell us how the specific Percent of Target LTI is determined for each named executive officer. In this regard, we note the ranges disclosed in the table.

Response:
LTIs (Long Term Incentive) values determine the number of equity awards each NEO received in 2009 and 2010 under our long-term incentive plan. With respect to each NEO (other than the CEO, whose LTI value is discussed below), the CEO recommends and the Committee approves a target LTI value for each NEO. Mr. Benoist’s target LTI value is 200% of his base salary; Messrs. Bloomfield, Kumra, and Suggs each have a target LTI value of 120% of base salary. The actual LTI value for each of these NEOs for 2009 and 2010 was based on each of their Personal Performance Factors (which as discussed above in response to Comment 15 is determined by the CEO and falls within a range of 0.5 to 1.5). In accordance with the LTI Value Matrix (Matrix) set out on page 32 of the proxy statement, if the NEO’s

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August 20, 2010

2009 or 2010 PPF fell within the range of 0.85 to 1.15, the CEO assigned an actual LTI value within a range of 70% to 120% of the target LTI value. No equity awards are granted if the NEO receives a PPF of less than 0.85. As set out in the Matrix, if the NEO’s 2009 or 2010 PPF fell within the range of 1.16 to 1.50, the CEO assigned the NEO an actual LTI value within a range of 130% to 190% of the target LTI value.

For the same reasons discussed in our response to Comment 15, we do not believe it is appropriate to disclose the PPF for each individual executive. We will make it clear in future proxy statements how the PPF and LTI Value Matrix are used in arriving at the NEO awards, without identifying the specific result for each NEO.

In the case of the CEO, his LTI value for 2009 and 2010 was set out in his employment agreement approved by our independent directors. As a result, he is entitled to receive annual equity awards having a grant date value of not less than $2.5 million for each of 2009 and 2010.
If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8000.
Sincerely,
/s/ Gray Benoist
Gray Benoist
Chief Financial Officer and Chief Accounting Officer

Securities and Exchange Commission
August 20, 2010

EXHIBIT A
The Annual Cash Incentive Plan (ACIP) awards are computed using the following formula: Actual Award = Target Award X Financial Factor X Personal Performance Factor. Awards for named executive officers who are subject to IRC 162(m) (which limits the deductibility of compensation in excess of $1 million unless such compensation is performance-based) were initially set to achieve a maximum payout subject to the Compensation Committee’s right to reduce the awards, which the Committee did in arriving at the amounts noted below.
Messrs. Stroup, Benoist and Bloomfield
2009 First Half
Consolidated Net Income (80% of Corporate Financial Factor)

	(in thousands)	Component Factor
Threshold	34,240	0.50
Target	42,800	1.00
Actual (as adjusted)	23,098	0.00
Consolidated Working Capital Turns (20% of Corporate Financial Factor)

		Component Factor
Threshold	5.0	0.50
Target	5.5	1.00
Actual (as adjusted)	6.0	1.50
Calculation of 2009 First Half Corporate Financial Factor

(80% X 0.00) + (20% X 1.50) =	0.30
2009 Second Half
Consolidated Net Income (80% of Corporate Financial Factor)

	(in thousands)	Component Factor
Threshold	19,421	0.50
Target	24,276	1.00
Actual (as adjusted)	31,329	1.73
Consolidated Working Capital Turns (20% of Corporate Financial Factor)

		Component Factor
Threshold	5.0	0.50
Target	5.5	1.00
Actual (as adjusted)	6.0	1.50
Calculation of 2009 Second Half Corporate Financial Factor

(80% X 1.73) + (20% X 1.50) =	1.68

Securities and Exchange Commission
August 20, 2010

Mr. Kumra
2009 First Half
Division Operating Income (50% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	11,360	0.50
Target	14,200	1.00
Actual (as adjusted)	12,588	0.72
Division Working Capital Turns (20% of Divisional Financial Factor)

		Component Factor
Threshold	5.5	0.50
Target	6.0	1.00
Actual (as adjusted)	9.4	4.40
Consolidated Net Income (24% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	34,240	0.50
Target	42,800	1.00
Actual (as adjusted)	23,098	0.00
Consolidated Working Capital Turns (6% of Divisional Financial Factor)

		Component Factor
Threshold	5.0	0.50
Target	5.5	1.00
Actual (as adjusted)	6.0	1.50
Calculation of 2009 First Half Divisional Financial Factor

(50% X 0.72) + (20% X 4.40) + (24% X 0.00) + (6% X 1.50) =	1.33

Securities and Exchange Commission
August 20, 2010

Mr. Kumra
2009 Second Half
Division Operating Income (50% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	14,240	0.50
Target	17,800	1.00
Actual (as adjusted)	17,330	0.93
Division Working Capital Turns (20% of Divisional Financial Factor)

		Component Factor
Threshold	5.5	0.50
Target	6.0	1.00
Actual (as adjusted)	7.9	2.90
Consolidated Net Income (24% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	19,421	0.50
Target	24,276	1.00
Actual (as adjusted)	31,329	1.73
Consolidated Working Capital Turns (6% of Divisional Financial Factor)

		Component Factor
Threshold	5.0	0.50
Target	5.5	1.00
Actual (as adjusted)	6.0	1.50
Calculation of 2009 Second Half Divisional Financial Factor

(50% X 0.93) + (20% X 2.90) + (24% X 1.73) + (6% X 1.50) =	1.55

Securities and Exchange Commission
August 20, 2010

Mr. Suggs
2009 First Half
Division Operating Income (50% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	72,640	0.50
Target	90,800	1.00
Actual (as adjusted)	73,207	0.50
Division Working Capital Turns (20% of Divisional Financial Factor)

		Component Factor
Threshold	5.1	0.50
Target	5.6	1.00
Actual (as adjusted)	6.1	1.50

Consolidated Net Income (24% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	34,240	0.50
Target	42,800	1.00
Actual (as adjusted)	23,098	0.00
Consolidated Working Capital Turns (6% of Divisional Financial Factor)

		Component Factor
Threshold	5.0	0.50
Target	5.5	1.00
Actual (as adjusted)	6.0	1.50
Calculation of 2009 First Half Divisional Financial Factor

(50% X 0.50) + (20% X 1.50) + (24% X 0.00) + (6% X 1.50) =	0.64	*

Securities and Exchange Commission
August 20, 2010

2009 Second Half
Division Operating Income (50% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	60,000	0.50
Target	75,000	1.00
Actual (as adjusted)	74,593	0.99
Division Working Capital Turns (20% of Divisional Financial Factor)

		Component Factor
Threshold	5.1	0.50
Target	5.6	1.00
Actual (as adjusted)*	6.1	1.50
Consolidated Net Income (24% of Divisional Financial Factor)

	(in thousands)	Component Factor
Threshold	19,421	0.50
Target	24,276	1.00
Actual (as adjusted)	31,329	1.73
Consolidated Working Capital Turns (6% of Divisional Financial Factor)

		Component Factor
Threshold	5.0	0.50
Target	5.5	1.00
Actual (as adjusted)**	6.0	1.50
Calculation of 2009 Second Half Divisional Financial Factor

(50% X 0.99) + (20% X 1.50) + (24% X 1.73) + (6% X 1.50) =	1.30	*

*	Mr. Suggs’s Financial Factors were adjusted to meet the requirements of Section 162(m) of the Internal Revenue Code. These adjustments did not change his total ACIP payout for the full-year. The net effect under both calculations resulted in a full-year Financial Factor of 0.97—i.e., an annual cash incentive payout as disclosed on page 27 of the Proxy Statement of $301,306. His adjusted first-half Financial Factor was 0.35 and his adjusted second-half Financial Factor was 1.59.